GreenMo Inc.

6930 Carroll Avenue, Suite 432

Takoma Park, MD 20912

December 2, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Re:	GreenMo Inc.
Amendment No. 1 to Request for Withdrawal of Offering Statement
on Form 1-A (File No. 024-10698)

Ladies and Gentlemen:

This Amendment No. 1 to Request for Withdrawal of Offering Statement on Form 1-A (File No. 024-10698) amends and restates in its entirety the Request for Withdrawal of Offering Statement on Form 1-A filed by GreenMo Inc. (the “Company”) on November 18, 2019.

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Offering Statement on Form 1-A (File No. 024-10698), initially filed with the Commission on May 9, 2019 (the “Offering Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

The Offering Statement was qualified by the U.S. Securities and Exchange Commission on April 11, 2019 at 4:00 P.M., Washington, D.C. time. The Company confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement is not the subject of a proceeding under Rule 258 of the Securities Act.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (301) 452-8111 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888.

Sincerely,

GreenMo Inc.

By:	/s/ Neal Holtz
Neal Holtz
Chief Executive Officer